Via EDGAR

March 20, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Virtus Opportunities Trust (the “Registrant”)
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 83

To the Commission Staff:

The undersigned hereby request acceleration of the effectiveness of the above-captioned post-effective amendment to 5 p.m., Eastern Time, on March 23, 2015, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

VIRTUS OPPORTUNITIES TRUST
Registrant

By /s/ George R. Aylward
George R. Aylward
President

VP DISTRIBUTORS, LLC
Principal Underwriter

By /s/ Barry Mandinach
Barry Mandinach
President